06012304

RECEIVED

2006 APR -7 P 3:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 6, 2006

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 5th Street, N.W.
Washington, D.C. 20549

SUPPL

Re: SEC File No. 82-5175
Nippon Steel Corporation (the "Company")
Rule 12g3-2(b) Exemption: Documents

Dear Sir/Madam:

1. This information is being furnished pursuant to Rule 12g3-2(b). Included is all information since our last correspondence to you under Rule 12g3-2(b) required to be furnished pursuant to Rule 12g3-2(b)(1)(iii). Enclosed herewith and listed in Annex hereto are documents which are English language versions required to be submitted pursuant to Rule 12g3-2(b).

2. The information enclosed herewith is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the information enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

3. Should you have any questions in connection with this submission, please do not hesitate to contact Robert G. DeLaMater, Andrew W. Winden or Bradley K. Edmister of Sullivan & Cromwell, 125 Broad Street, New York, New York 10004-2498, (telephone: 212-558-4000; facsimile: 212-558-3588).

PROCESSED
APR 10 2006
THOMSON FINANCIAL

Very truly yours,

Nippon Steel Corporation

By Yoshihiro Hosokawa
Name: Yoshihiro Hosokawa
Title: Manager, General Administration Division

dlw 4/10

PAGE 1 OF 30 PAGES
EXHIBIT INDEX ON PAGE 3

(Enclosure)

cc: Robert G. DeLaMater, Esq.
Margaret K. Pfeiffer, Esq.
Andrew W. Winden, Esq.
Bradley K. Edmister, Esq.
(Sullivan & Cromwell)

Annex

p.4 Tab A: Document Submitted to Japanese Stock Exchanges where Shares of the Company are Listed

1	Announcement of the Adoption of Fair Rules for the Acquisition of Substantial Shareholdings (Takeover Defense Measure) and the Shelf Registration of Stock Acquisition Rights	March 29, 2006

p.26 Tab B: News Releases Released on the Company's Homepage (March 6, 2006 to present)

Tab A

March 29, 2006
FOR IMMEDIATE RELEASE

Nippon Steel Corporation	
Representative:	Akio Mimura, President and Representative Director
Code Number:	5401
Media Contact:	Hirokazu Kuwasako, Group Manager, General Administration
Telephone Number:	03-3275-5178

Nippon Steel Announces the Adoption of Fair Rules for the Acquisition of Substantial Shareholdings (Takeover Defense Measure) and the Shelf Registration of Stock Acquisition Rights

Nippon Steel Corporation ("NSC") announced on March 29, 2006 that its Board of Directors (the "Board") has adopted Fair Rules for the Acquisition of Substantial Shareholdings (Takeover Defense Measure) (the "Plan"), and has filed a shelf registration statement in connection with the stock acquisition rights contemplated by the Plan.

1. Reasons for Adoption of the Plan.

NSC and its consolidated subsidiaries focused on steel manufacturing, have a corporate philosophy of contributing to industrial development and the enhancement of peoples' lives through creating and supplying valuable products and ideas, and are committed to ensuring corporate value and the common interests of shareholders in order to further gain shareholders confidence.

In particular, under its medium-term consolidated business plan for the fiscal year 2008, formulated in December 2005, NSC strives to enhance corporate value by strengthening the competitiveness of its individual business segments through the improvement of its technological edge and the restructuring of its consolidated management system.

At the same time, in recent years, the Japanese capital market has become increasingly vulnerable to abrupt large-scale stock accumulations without shareholders or other related parties being provided sufficient information, which may result in harm to the corporate value of the target and the common interests of its shareholders.

NSC believes that if a takeover proposal is made, the ultimate decision as to whether or not to accept the proposal should be made by NSC's shareholders at the time the takeover proposal is made. Furthermore, when a takeover proposal is made, in order to preserve corporate value and the common interests of shareholders, it is necessary to create an environment in which NSC's shareholders can make an informed judgment based on sufficient information and with a reasonable time period to consider the proposal.

In light of the foregoing, NSC has adopted the Plan, which sets forth a clear path that a bidder can follow to commence a takeover proposal. The Plan is designed to enable the shareholders to make an informed judgment as to whether to accept a takeover proposal, as well as to prevent excessive stock accumulation on a large scale which would be detrimental to corporate value and the common interests of shareholders, by requiring a bidder to provide the Board with sufficient information and a reasonable time period to permit the Board to consider the takeover proposal and pursue alternatives.

The Plan is being adopted in accordance with, among other things, applicable statutory provisions, the rulings of Japanese courts concerning takeover defenses, the relevant rules concerning the adoption of takeover defenses published by Tokyo Stock Exchange, Inc., and the "Guidelines Regarding Takeover Defense for the Purposes of Protection and Enhancement of Corporate Value and Shareholders' Common Interests," promulgated by the Ministry of Economy, Trade and Industry and the Ministry of Justice.

2. How the Plan Works.

The Plan, an English translation of which is attached hereto, is briefly described below. Please note that the following is a summary description, which in no event would affect the application or interpretation of the Plan.

(1) Required Information. In order for any proposal by a bidder who proposes to acquire 15% or more of our voting shares to be considered by the shareholders at a shareholders vote, the bidder is required to provide us with certain required information, which is specifically and objectively set forth in the Plan.

(2) Review Period. A time period that allows our shareholders to make an informed judgment and the Board to pursue alternatives will be determined under the Plan, depending on the terms of the takeover proposal.

(3) Shareholders Vote. If a takeover proposal satisfies all the requirements set forth in the Plan, the Board will obtain a shareholders vote which will take place following the relevant review period in order to ascertain the shareholders' will with respect to the issuance of the stock acquisition rights (the "Rights"). Such vote will occur either by a written ballot or at a meeting similar to a general shareholders meeting. If the Board determines the proposal is in NSC's and its shareholders' best interests, there will be no need for a shareholders vote.

(4) Issuance of the Rights. When a tender offer which would result in the acquisition of 15% or more of NSC's voting shares is commenced or 15% or more of NSC's voting shares are acquired, the Rights will be issued upon the resolution of the Board, in any of the following circumstances: (i) the bidder falls under certain categories that are considered harmful to corporate value, such as a greenmailer, (ii) the bidder has not followed the procedures required by the Plan, or (iii) the shareholders have approved the issuance of the Rights at a shareholders vote. The chart attached hereto shows the process beginning with the emergence of a bidder and ending with the final decision whether to issue the Rights.

(5) Condition to the Exercise of the Rights. The Rights may be exercised on or after the first date on which NSC publicly announces that a bidder has become a holder of 15% or more of NSC's voting shares. Any Rights beneficially held by such holder will not be exercisable.

The Plan is also posted on our home page at http://www.nsc.co.jp.

3. Shelf Registration.

NSC has filed a shelf registration statement as of March 29, 2006 in connection with the Rights.

4. Decision-Making Process in Adopting the Plan.

The Plan was adopted by unanimous approval at a meeting today of the Board. The meeting was also attended by all six corporate auditors of NSC, including three outside corporate auditors. Each of the corporate auditors has consented to the adoption of the Plan.

The Board expects to review and, if appropriate, amend the Plan and the terms of the Rights from time to time on an ongoing basis in light of developments in applicable laws and regulations, including amendments of the tender offers rules, in order to keep in place the benefits intended by the adoption of the Plan.

NSC, in formulating and adopting the Plan, has obtained advice from external experts, including Japanese and U.S. legal counsel and an investment banking firm (Lazard Frères K.K.)

EXHIBIT

(For reference) Applicable steps from the Emergence of a Bidder until the Decision to Issue the Rights

※This chart summarizes the operation of the Plan for convenience purposes only. Please refer to the text of the "Fair Rules for the Acquisition of Substantial Shareholdings (Takeover Defense Measure)" for details.


Emergence of a Bidder (who proposes to acquire 15% or more of NSC's voting shares)
Required information submitted by a Bidder
Yes*1
No
Review period of 12 weeks*2 for a proposal for all shares/all cash TOB offer which does not involve a coercive two-tiered structure
Review period of 18 weeks*2 other than the case stated in the left box
1. Harmful Bidder (4 categories)*3 or 2. Failure to comply with the review period or shareholders' will confirmation process
ASAP
ASAP
The shareholder voting record date *4
immediately
immediately
Ascertain shareholders' will regarding the issuance of the Rights (A written ballot or a shareholders will confirmation meeting)
Not approved
Approved
The Rights may not be issued
The Rights may be issued by the Board of Directors

*1 If the Board, based on the required information submitted by the Bidder, determines that the Bidder's proposal is in the best interests of NSC and its shareholders, the shareholder vote will not occur, and no Rights will be issued.

*2 The relevant period will be extended for eight weeks if the Board receives an opinion from an internationally recognized investment banking firm which states that the offer price is inadequate. In addition, if the Bidder has neither submitted the securities registration statement(s), the securities reports, the semi-annual securities reports and extraordinary reports (including any amendment of each of such statement(s) and reports), each prepared in Japanese, required to submit under the Securities and Exchange Law of Japan (including any law succeeding it) covering the past five years, nor published any documents corresponding thereto in Japanese covering the past five years (excluding any summary in Japanese of such documents which were available only in a foreign language), the relevant period will be extended for another four weeks.

*3 This refers to a case where the Board has determined, following consultation with, and/or receipt of advice from, its outside counsel and an investment banking firm, that the Bidder may fit within one of the four categories, as a result of which an apparent damage to the common interests of the shareholders may be caused.

*4 The shareholder voting record date will be publicly announced at least two weeks in advance.

This translation is prepared for accommodation only. The Japanese language version is controlling if there is any discrepancy.

FAIR RULES FOR THE ACQUISITION OF SUBSTANTIAL SHAREHOLDINGS

(TAKEOVER DEFENSE MEASURE)

OF

NIPPON STEEL CORPORATION

Enforced on March 29, 2006

1. Purpose of Fair Rules for the Acquisition of Substantial Shareholdings (Takeover Defense Measure).

These Fair Rules for the Acquisition of Substantial Shareholdings (Takeover Defense Measure) (the "Plan") are adopted by Nippon Steel Corporation (the "Company") in accordance with, among other things, applicable statutory provisions, the rulings of Japanese courts concerning takeover defenses, the relevant rules concerning the adoption of takeover defenses by Tokyo Stock Exchange, Inc., and the "Guidelines Regarding Takeover Defense for the Purposes of Protection and Enhancement of Corporate Value and Shareholders' Common Interests", promulgated by the Ministry of Economy, Trade and Industry and the Ministry of Justice.

In the event that a takeover proposal is made, the ultimate decision as to whether or not to accept the proposal should be made by the shareholders of the Company at the time the takeover proposal is made. Furthermore, when a takeover proposal is made, in order to preserve corporate value and the common interests of shareholders it is necessary to create an environment in which the shareholders of the Company can make an informed judgment based on sufficient information and with a reasonable time period to consider the proposal.

In light of the above, the Company has adopted the Plan, which sets forth a clear path that a bidder can follow to commence a takeover proposal. The Plan is designed to enable the shareholders to make an informed decision as to whether to accept a takeover proposal, as well as to prevent excessive stock accumulation on a large scale which would be detrimental to corporate value and the common interests of shareholders, by requiring a bidder to provide the Board of Directors of the Company (the "Board") with sufficient information and a reasonable time period to permit the Board to consider the takeover proposal and pursue alternatives.

Accordingly, the Rights (as defined in Section 5(1)) will be issued only in the cases where specified in Section 5(1).

2. Definition of an Acquiring Person.

As used in this Plan, "Acquiring Person" shall mean any person who is the holder of 15% or more of the Voting Rights Ratio[1] of the Shares, Etc.[2] of the

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1 "Voting Rights Ratio" shall mean, as the case may be, either (a) the "Shareholding Ratio" (as defined in Article 27-23(4) of the Securities and Exchange Law) with respect to the holder (including those deemed to be holders pursuant to Article 27-23(3) of the Securities and Exchange Law) and the Co-Holder (as defined in footnote 4 below) of the Shares, Etc. of the Company (as provided in Article 27-23(1) of the Securities and Exchange
(continued . . .)

Company, and shall include Special Related Parties[3] and Co-Holders[4] of the Acquiring Person; provided, however, that the term "Acquiring Person" shall not include:

(i) Any person who is the holder of 15% or more of the Voting Rights Ratio of the Shares, Etc. of the Company on March 29, 2006 when this Plan is first adopted, or who becomes the holder of 15% or more of the Voting Rights Ratio of the Shares, Etc. of the Company solely as a result of an acquisition of its own stock by the Company until such time hereafter or thereafter as such person becomes the holder (other than by means of a stock dividend or stock split) of any additional Shares, Etc.;

(ii) Any person who is the holder of 15% or more of the Voting Rights Ratio of the Shares, Etc. of the Company but who became such holder without the aim of controlling or influencing the business activities of the Company, if such person promptly divests, or promptly enters into an agreement with, and satisfactory to, the Company, in its sole discretion, to divest (without exercising or

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Law), or (b) the aggregate of (x) the "Shareholding Ratio" (as defined in Article 27-2(8)(i) of the Securities and Exchange Law) applied to a bidder of a Tender Offer and (y) the "Shareholding Ratio" (as defined in Article 27-2(8)(ii) of the Securities and Exchange Law) applied to the Special Related Party (as defined in footnote 3 below) of the Company's Shares, Etc. (as provided in Article 27-2(1) of the Securities and Exchange Law). In the calculation of each Shareholding Ratio, the Company shall refer to the total number of voting rights (as provided in Article 27-2(8) of the Securities and Exchange Law) and the total number of issued shares (as provided in Article 27-23(4) of the Securities and Exchange Law) most recently disclosed by the Company. Following the promulgation of any laws and regulations succeeding the Securities and Exchange Law and its related cabinet orders, cabinet ordinances and ministerial ordinances, each provision of the Securities and Exchange Law and its related regulations cited herein shall refer to the provision corresponding thereto in such succeeding laws and regulations, unless otherwise determined by the Board.

2 "Shares, Etc." is as defined in Article 27-23(1) or Article 27-2(1) of the Securities and Exchange Law.

3 "Special Related Party" is as defined in Article 27-2(7) of the Securities and Exchange Law, excluding such persons as set forth in Article 3(1) of the Cabinet Ordinance Regarding Disclosures in a Tender Offer by Third Parties.

4 "Co-Holders" is as defined in Article 27-23(5) of Securities and Exchange Law, including those deemed as Co-Holders pursuant to Article 27-23(6) of the Securities and Exchange Law.

retaining any power, including voting power, with respect to such shares) sufficient Shares, Etc., and thereafter divests such shares so that such person ceases to be the holder of 15% or more of the Voting Rights Ratio; or

(iii) The Company, any subsidiary of the Company and any employee stock ownership or other employee benefit plan of the Company or a subsidiary of the Company (or any entity or trustee holding Shares, Etc. for or pursuant to the terms of any such plan or for the purpose of funding any such employee stock ownership or other employee benefit plan of the Company or of any subsidiary of the Company).

3. Requirement for a Qualifying Offer.

In order to be considered by the shareholders, any proposal by a person (a "Bidder") which, if consummated, would result in the creation of an Acquiring Person, must be a Qualifying Offer. A "Qualifying Offer" is a binding offer to acquire Shares, Etc. in a Tender Offer[5] or any other transaction which provides all shareholders an equal opportunity to participate, which binding offer shall not be subject to any conditions that could not be conditions to a Tender Offer, whether or not the proposal contemplates the making of a Tender Offer, and satisfies all the following requirements:

(i) As to such offer, the Required Information (as listed in Exhibit A attached hereto) has been provided to the Board, (A) which information is not on its face deficient or materially inaccurate in light of information publicly available at the time; or (B) (x) as to which information outside counsel to the Bidder of international reputation has provided a written opinion to the Board that the Required Information contains no untrue statement of a material fact or omission of any material fact or any fact necessary to make the Required Information, in light of the circumstances under which it is provided, not misleading (the "Required Information Opinion") and (y) if there is a regulatory condition to the transaction described in such offer, such outside counsel to the Bidder has advised the Board in writing that the Bidder has provided the Company with all material information to determine the likelihood of regulatory approval or any divestitures that may be required (the "Regulatory Opinion");

(ii) The Bidder shall not commence such offer, acquire Shares, Etc. or enter into a binding agreement to acquire Shares, Etc. pursuant to its proposal until after a "Shareholders Vote" (as defined in Section 4(2)) is held at which the shareholders do not approve issuance of the Rights; and

(iii) As to such offer, the Board has not determined, following consultation with, and/or receipt of advice from, its outside counsel and an investment

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5 "Tender Offer" is defined in Article 27-3(1) of the Securities and Exchange Law.

banking firm, both of international reputation, that the Bidder may fit within one of the following categories, as a result of which an apparent damage to the common interests of the shareholders may be caused:

(A) A so-called "green mailer", or a person who acquires shares with no intention to participate in the management of the Company in order to raise the Company's share price and sell his/her holdings to parties concerned with the Company at a higher price;

(B) A person who acquires the Company's shares to engage in so-called "scorched earth" management, or temporarily takes control over the Company and causes it to transfer operationally indispensable assets (including plants and equipment, intellectual property rights, expertise, trade secrets, major business partners and customers) to the purchaser or its group companies;

(C) A person who acquires the Company's shares to divert its assets as collateral for or repayment of debts of the acquirer or its group companies after taking control over the Company; or

(D) A person who temporarily takes control over the Company to cause it to dispose of significant assets, including properties and trading securities, not immediately related to its operations, in order to cause it to temporarily distribute high dividends or to allow the acquirer to sell the Company's shares at a higher price through a rise in share price resulting from the temporarily high dividend payments, or is otherwise planning to prey on the Company.

4. Shareholders Vote.

If a Qualifying Offer is proposed, a Shareholders Vote shall be held as follows:

(1) Review Period. When the Board has received (x) all of the Required Information or (y) the Required Information Opinion and, if applicable, the Regulatory Opinion, the Company shall promptly make a public announcement to such effect (the day on which the Board has received all of the Required Information shall be referred to as the "Review Period Commencement Date"). The Board, unless it determines that the proposal set forth in the Required Information is in the best interests of the Company and its shareholders, shall set a record date for the Shareholders Vote (the "Shareholder Voting Record Date"), which shall be publicly announced at least two weeks in advance. The Shareholder Voting Record Date is effective for three months. The Shareholder Voting Record Date shall be the earliest possible day in light of applicable law relating to setting a record date and the requirements of Japan Securities Depository Center, Inc. ("JASDEC") concerning the forwarding of information regarding owners of Shares, Etc. registered in JASDEC's book-entry system, following the applicable period set forth in (i) through (iii) below:

(i) In the event that the proposal is a Qualifying Offer that is a Tender Offer for all Shares, Etc. for cash and does not involve a two-tiered structure (a takeover which coerces shareholders into accepting a higher priced front-end tender offer by setting unfavorable terms or not specifically indicating terms for

the back-end of the transaction for any shareholders who do not accept the front-end tender offer), the time period shall be 12 weeks starting on the Review Period Commencement Date.

(ii) For any proposal other than the proposal described in (i) above, the time period shall be 18 weeks starting on the Review Period Commencement Date.

(iii) Notwithstanding the foregoing (i) and (ii),

(A) In the event the Board has received an opinion with respect to such Qualifying Offer from an internationally recognized investment banking firm which states that the offer price is inadequate from a financial point of view, the time period provided in (i) or (ii) above, as the case may be, shall be extended for an additional eight weeks; and

(B) If the Bidder has neither submitted the securities registration statement(s), the securities reports, the semi-annual securities reports and extraordinary reports (including any amendment of each of such statement(s) and reports), each prepared in Japanese, required to submit under the Securities and Exchange Law of Japan (Law No. 25 of 1948, as amended) (including any law succeeding the Securities and Exchange Law of Japan) covering the past five years, nor published any documents corresponding thereto in Japanese covering the past five years (excluding any summary in Japanese of such documents which were available only in a foreign language), the time period provided in (i) or (ii) above, as the case may be, and as extended in accordance with (iii)(A) above, as applicable, shall be extended for an additional four weeks.

(2) Shareholders Vote. A "Shareholders Vote" shall mean the Company's shareholders' voting by either a Written Ballot (as defined below) or at a meeting held to confirm shareholders' will in relation to the implementation of the Rights (a "Shareholders Will Confirmation Meeting"). A Shareholders Will Confirmation Meeting may be held in conjunction with an ordinary general shareholders meeting or at an extraordinary general shareholders meeting. The Board shall, on or before the Shareholder Voting Record Date, determine which method to use to obtain a Shareholders Vote, including the form of voting instruction. In case of a Written Ballot, the required vote shall be the affirmative vote of a majority of the shares with voting rights voting, with at least one-third of the Shares, Etc. being required to vote. In the case of a Shareholders Will Confirmation Meeting, there shall be a requirement for a quorum of one-third of the Shares, Etc. and the required vote shall be the affirmative vote of a majority of the shares with voting rights of the shareholders present.

The shareholders registered or recorded in the latest register of shareholders of the Company or the latest register of shareholders from JASDEC as of the Shareholders Voting Record Date determined by the Board in accordance with (1) above shall have one right to vote by the Written Ballot or at a Shareholders Will Confirmation Meeting per voting right attached to their Shares, Etc. granted under applicable laws and the Company's Articles of Incorporation.

"Written Ballot" shall mean a written ballot of the shareholders of the Company, for which the Board shall dispatch the shareholders entitled to vote thereon a voting form that shall state, or enclose a form stating, the matters to be voted on and by what date (the "Voting Date") the voting form shall be returned to the Company. The Board shall dispatch such voting form at least three weeks prior to the Voting Date.

The provisions for the convocation of and the exercise of voting rights at an ordinary general shareholders meeting and an extraordinary general shareholders meeting under the applicable laws and the Company's Articles of Incorporation shall apply *mutatis mutandis* to the convocation of and the exercise of voting rights at a Shareholders Will Confirmation Meeting.

A Shareholders Vote in which a majority of the shares voted are cast in favor of the implementation of the Rights being allowed to proceed pursuant to the Plan shall constitute "Shareholder Approval for the Implementation of the Rights".

The Board may, in order to preserve corporate value and the common interests of the shareholders, recommend that the shareholders vote in favor of the implementation of the Rights.

In the event that the Board commenced the process for the Shareholders Vote based on a determination that a specific proposal constitutes a Qualifying Offer, if, prior to the completion of the Shareholders Vote, such proposal is subsequently determined not to be a Qualifying Offer, the Board may at any time terminate such process for the Shareholders Vote and implement the Rights in accordance with the provisions of Section 5(1).

(3) Amendments to Qualifying Offer. If, following delivery of the Required Information, Bidder shall in any material manner amend its proposal described in the Required Information (the "Proposal") in a manner that the Board, after consultation with an internationally recognized investment banking firm, determines is less favorable to the Company and the common interest of the shareholders, the Board shall terminate any process underway with respect to obtaining a Shareholders Vote and shall consider such amended proposal as a new proposal under the terms of this Plan. If, following delivery of the Required Information, Bidder shall in any material manner amend the Proposal in a manner that the Board, after consultation with an internationally recognized investment banking firm, determines is not less than favorable to the Company and the common interest of the shareholders (the "Improved Proposal"), the Board shall, to the extent practicable in light of the current status of the process contemplated by this Plan, submit the Improved Proposal to the shareholders in accordance with the currently applicable time periods under this Plan. In order to be assured of a timely submission of an Improved Proposal, all Required Information with respect to such Improved Proposal must be submitted no later than two weeks before any Shareholder Voting Record Date; to the extent any proposal is submitted after such date or it is not otherwise practicable to submit the Improved Proposal to the shareholders in accordance with the currently applicable time period, the proposal shall be considered a new proposal under the terms of this Plan unless the Board otherwise determines in

its sole discretion. In any event, the Shareholders Vote shall be held within the period in which the Shareholder Voting Record Date is effective and the Board may extend the date of the Shareholders Vote already determined to any date within period.

5. Implementation of Plan (Issuance of Rights).

(1) If the events set forth in (i) or (ii) below occur, the Board will promptly pass a resolution to implement the Rights and will set a record date (the "Allotment Date") to determine those shareholders who are allotted the stock acquisition rights described herein (the "Rights"):

(i) A Tender Offer which, if consummated, would result in the creation of an Acquiring Person, is commenced, unless (A) the Tender Offer is commenced promptly following the Shareholders Vote at which there is not received Shareholder Approval for the Implementation of the Rights and the Tender Offer is made pursuant to the terms of the Proposal considered by the shareholders at the Shareholders Vote, or (B) the Tender Offer is commenced promptly after the Board has determined that the Proposal set forth in the Required Information is in the best interests of the Company and its shareholders and the Tender Offer is made pursuant to the terms of the Proposal considered by the Board; or

(ii) A "Stock Acquisition Date" occurs, other than in the case (A) where the Stock Acquisition Date occurs promptly following the Shareholders Vote at which there is not received Shareholder Approval for the Implementation of the Rights and the Stock Acquisition Date occurs on the terms of the Proposal considered by the shareholders at the Shareholders Vote, or (B) where the Stock Acquisition Date occurs promptly after the Board has determined that the Proposal set forth in the Required Information is in the best interests of the Company and its shareholders and the Stock Acquisition Date occurs on the terms of the Proposal considered by the Board. A "Stock Acquisition Date" shall mean the first date on which there shall be a public announcement by the Company (by any means) that a person has become an Acquiring Person.

The Company may, to the extent permitted under applicable law, allot Rights without the application by the shareholders.

In the event that the relevant tender offer period is extended, the Allotment Date may be changed in the sole determination of the Board to the extent permitted under applicable law. If the Allotment Date is set as a result of the commencement of a Tender Offer and the Tender Offer is terminated or expires without the acquisition of Shares, Etc. prior to the issuance of the Rights, the Company shall not issue the Rights unless otherwise required under applicable law.

(2) Terms of Rights. Subject to the terms of the Plan, the Board may allot the Rights any number of times. The terms of the Rights are as follows:

(i) Shareholders to Whom Rights Are Allotted. The shareholders of the Company registered or recorded in the latest register of shareholders of the Company or the latest register of shareholders from JASDEC as of the Allotment Date will have the right to be allotted one Right for each share of

common stock of the Company (the "Common Stock") held of record as of the Allotment Date (except for the Common Stock held by the Company).

(ii) Shares to be Issued upon Exercise of Rights. Each Right will entitle the holder thereof to receive, upon payment of the exercise price (if applicable) as set forth in (v) below, one share of Common Stock or such lesser or greater percentage of a share of Common Stock as the Board shall determine, taking into consideration the authorized shares available, at the time the Board passes a resolution to implement the Rights.

(iii) Total Number of Rights. The maximum number of Rights will be the same as the total number of outstanding shares of Common Stock as at the close of the Allotment Date (excluding the number of shares of Common Stock then held by the Company).

(iv) Issuance Price of Rights. The Rights shall be issued for no consideration.

(v) Exercise Price of Rights. The exercise price of the Rights shall be one (1) Japanese Yen per share of Common Stock to be issued upon the exercise.

(vi) Exercise Period of Rights. The exercise period of the Rights shall be a period determined by the Board at the time of the resolution for the issuance of the Rights which shall be no more than two months.

(vii) Conditions of Exercise of Rights. The Rights are exercisable subject to the conditions set forth in (3) below.

(viii) Cancellation of Rights. The Company may cancel for no consideration any Rights then outstanding in the event (A) that the Plan is terminated in accordance with the provisions of Section 6, or (B) that the Board, in its discretion and at any time before the Stock Acquisition Date occurs, deems it appropriate to cancel the Rights as of a certain date.

(ix) Non-transferability of Rights. The Rights will be transferable only with the approval of the Board.

(x) Compulsory Acquisition. The Company may, to the extent permitted under applicable law, (A) issue Rights which, if exercisable under this Plan, may be compulsorily acquired by the Company in exchange for Shares, Etc., and (B) taking into consideration the number of authorized shares available, issue stock acquisition rights, in lieu of or in addition to the Rights, which can be acquired by the Company in exchange for assets other than Shares, Etc.

(3) Exercise of Rights. The Rights are exercisable (or if the Rights have a provision under which they may be compulsorily acquired by the Company in exchange for the Shares, Etc. or other assets, then exchangeable) only to the extent that the Stock Acquisition Date has occurred. Notwithstanding the

foregoing, any Rights that are beneficially owned by an Acquiring Person may not be exercised (or if the Rights have a provision under which they may be compulsorily acquired by the Company in exchange for the Shares, Etc. or other assets, then may not be exchanged) under any provision of this Plan. As a condition to exercising the Rights (or, if the Board so determines, as a part of any compulsory acquisition of the Rights, to the extent permitted by law), the Company shall be entitled to require the holder of the Rights to certify that such holder is not an Acquiring Person and does not hold the Rights on behalf of an Acquiring Person and to provide such additional evidence as the Company shall reasonably request, and in the absence of such certification and evidence, then the Company shall be entitled conclusively to deem the beneficial owner thereof to be an Acquiring Person and accordingly will deem such Rights to be not exercisable.

In the event that a holder of the Rights agrees to transfer the Common Stock to be issued upon the exercise of the Rights to an Acquiring Person, the Company shall be entitled conclusively to deem the Rights to be beneficially owned by the Acquiring Person. In the event that a shareholder to whom the Rights have been allotted has transferred or agreed to transfer his or her shares of Common Stock held as of the Allotment Date to an Acquiring Person, the Company shall be entitled conclusively to deem such shareholder to have agreed to transfer to the Acquiring Person the Common Stock to be issued upon the exercise of the Rights.

Any Rights which are attempted to be transferred in violation of this Plan may not be exercised.

(4) Other Matters. Any matters required under the laws for the issuance of the Rights not otherwise contained herein shall be determined by the Board.

6. Supplements, Amendments, Review and Termination.

(1) Termination of the Plan. The Plan shall be terminated at the time which is the earliest of (i) immediately prior to the purchase the Shares, Etc. pursuant to a Qualifying Offer as a result of which a majority of Shares, Etc. are acquired, in response to which the implementation of the Rights has been rejected by the Shareholders Vote, (ii) the termination of this Plan by the Board under Section 6(2), and (iii) the sixth anniversary of the date of this Plan, unless extended by action of the Board (in which case the Plan shall expire at the time to which it has been so extended). Upon termination of this Plan, the Company shall as promptly as possible announce such termination; provided, however, that the Company shall not be required to give any notice to individual shareholders in connection therewith.

(2) Supplements, Amendments, Review and Termination of the Plan by the Board. The Company may from time to time supplement or amend this Plan by a resolution of the Board without the approval of any holders of Rights or Shares, Etc. (i) prior to the Stock Acquisition Date, in any respect, including, without limitation, as result of any legislative, judicial or regulatory developments, and (ii) after the Stock Acquisition Date, to make any changes that the Company may deem necessary or desirable, including, without limitation, as result of any legislative,

judicial or regulatory developments, and which shall not materially adversely affect the interests of the holders of Rights generally or in order to cure any ambiguity or to correct or supplement any provision contained herein which may be inconsistent with any other provisions herein or otherwise defective. The Company may terminate this Plan at any time by a resolution of the Board prior to the Stock Acquisition Date. No later than the third anniversary of the date hereof, the Board shall review this Plan, in light of circumstances then existing. If the Company supplements, amends, reviews or terminates this Plan under this Section 6(2), the Company shall as promptly as possible announce such supplements, amendments, review or termination; provided, however, that the Company shall not be required to give any notice to individual shareholders in connection therewith.

7. Notices. Notices or demands authorized or required by this Plan to be given or made by any Rights to or on the Company shall be sufficiently given or made if delivered or sent by mail, postage prepaid, addressed (until another address is filed in writing with the Company) as follows:

Name:	Nippon Steel Corporation
Address:	6-3, Otemachi 2-chome, Chiyoda-ku, Tokyo 100-8071, Japan
Attention:	General Administration Division

Notices or demands authorized or required by this Plan to be given or made by the Company to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the registry books of stock acquisition rights of the Company. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

8. Suspension of Exercisability. Notwithstanding Section 5, to the extent that the Company determines in good faith that some action will or need be taken to comply with law (which, for the purpose of this Section, includes any foreign law), the Company may, to the extent permitted by law, suspend the exercise of the Rights for a reasonable period in order to take such action or comply with such laws. In such case, the Company will as promptly as practicably possible make an announcement that an exercise of Rights has been suspended. The Company shall not be required to give any notice to the holders of the Rights or any other parties in connection with such suspension, unless otherwise required by applicable law.

9. GOVERNING LAW. THIS PLAN AND THE RIGHTS ISSUED HEREUNDER SHALL FOR ALL PURPOSES BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF JAPAN.

10. Impact on Shareholders.

(1) Impact on the Shareholders upon the Adoption of this Plan. Since the Company is not issuing Rights at the time of the adoption of this Plan, this Plan will have no particular, direct impact on the rights and interests of the shareholders.

(2) Impact on the Shareholders upon the Issuance of the Rights. One Right will be allotted for no consideration to a holder of one share of Common Stock registered or recorded in the latest register of shareholders of the Company or the latest register of shareholders from JASDEC as of the Allotment Date determined by the Board at the time of the issuance of the Rights. If a shareholder fails to apply for the Rights during the application period (except where the Company allots the Rights without the application by the shareholders), pay the exercise price (one (1) Japanese Yen per share of Common Stock to be issued upon the exercise) or otherwise follow the procedure required for the exercise of his or her Rights during the exercise period (except where the Company issues the Rights which may be compulsorily acquired by the Company in exchange for the Company's shares or other assets, and acquires the Rights in accordance with their terms), such shareholder's ownership will be diluted due to the exercise of the Rights by other shareholders.

(3) Procedures to be Followed by the Shareholders.

(i) Registration of Transfer of the Shares. In the event that the Board has determined to issue the Rights, the Company will publicly announce the Allotment Date. Since the shareholders registered or recorded in the latest register of shareholders of the Company or the latest register of shareholders from JASDEC as of the Allotment Date will be entitled to apply for the Rights (or will be granted the Rights, if the Company allots the Rights without the application by the shareholders), the shareholders will not be entitled to the Rights, unless they are the holder of record in the register of shareholders of the Company by the Allotment Date, except for the shares deposited with JASDEC.

(ii) Procedure for Application for the Rights. The Company will send a notice regarding the right to apply for the Rights along with an application form to the shareholders registered or recorded in the latest register of shareholders of the Company or the latest register of shareholders from JASDEC as of the Allotment Date. The shareholders may apply for the Rights during the application period determined by the Board by submitting to the application handling agent the completed application form on which the shareholder's name is put and his or her seal is affixed. If a shareholder fails to apply during the application period, such shareholder shall no longer be entitled to apply for the Rights; provided, however, that in the event that the Company elects to allot the Rights without the application by the shareholders, a shareholder registered or recorded in the latest register of shareholders of the Company or the latest register of shareholders from JASDEC as of the Allotment Date shall automatically become a holder of Rights as of the effective date of the allotment.

(iii) Procedure for Exercise of the Rights. The Company will send to each shareholder who has applied for the Rights during the application period (or, if the Company elects to allot the Rights without the application by the shareholders, each shareholder registered or recorded in the latest register of shareholders of the Company or the latest register of shareholders from JASDEC as of the Allotment Date) a form for exercise of the Rights which includes a certification to be verified by the shareholder that he or she is not, or does not hold the Rights on

behalf of, an Acquiring Person, along with such other documents as necessary for the exercise of the Rights. Once the Rights have been issued, a shareholder may receive a share of Common Stock (or such lesser or greater percentage of a share of Common Stock as the Board shall determine) for each Right upon submitting such documents and paying one (1) Japanese Yen per share of Common Stock to be paid to the payment handling agent during the exercise period; provided, however, that in the event that the Company issues the Rights which may be compulsorily acquired in exchange for the Company's shares or other assets, the holders of such Rights will, upon the Company taking the necessary actions, receive the Company's shares or such other assets in exchange of the Rights without paying the exercise price (in such case, holders of the Rights may be required to submit a form designated by the Company which certifies that he or she is not, or does not hold the Rights on behalf of, an Acquiring Person).

For details of the procedures for application, registration of transfer of shares, or payment of the exercise price, the shareholders will be required to refer to the public announcement or notice to shareholders when the Board has determined to issue the Rights.

In order to deliver Required Information under Fair Rules for the Acquisition of Substantial Shareholdings (Takeover Defense Measure) of Nippon Steel Corporation (the "Plan") to the Board, the following written information must be provided in Japanese, to the attention of the General Administration Division, Nippon Steel Corporation, at 6-3, Otemachi 2-chome, Chiyoda-ku, Tokyo 100-8071, Japan. Capitalized terms not defined herein have the meaning set forth in the Plan.

1. Identity

Provide the name, business address and business telephone number of each Bidder, any person directly or indirectly controlling each Bidder including the ultimate controlling person (the "Ultimate Parent") as well as all Co-Holders and Special Related Parties of each Bidder and the Ultimate Parent, directors and officers of each Bidder and of the Ultimate Parent and each person acting in concert with any Bidder or Ultimate Parent in respect of the offer (collectively, "Disclosing Persons"). Describe the relationship between each Disclosing Person and each Bidder.

For Disclosing Persons which are natural persons, provide such persons' principal occupation or employment for the past five years through the present, including the principal business and address of any corporation or other organization ("Entity") in which the occupation or employment is or was conducted, giving the applicable starting and ending dates for each employment, and the age and citizenship of such persons.

Disclosing Persons which are Entities should provide the principal business of such Entity and the jurisdiction of organization and audited consolidated financial statements (however, the most recent financial statements may be unaudited, if not audited at that time) and non-consolidated financial statements, both covering the past five years (or if five years have not been passed since its incorporation, then covering the period from the incorporation), and if such Entity is under statutory obligation to file an annual securities report in Japan, registration statement(s), the annual securities report, semi-annual securities reports and extraordinary reports, and any amendment thereto, filed in the past five years (if five years have not been passed since it became subject to such obligation, then in the period since it became subject to such obligation).

All Disclosing Persons should disclose if they have been (i) convicted in a criminal proceeding in the past ten years (excluding traffic violations or similar misdemeanors), and if so, the crime committed, the penalty (or other disposition) imposed, and the court involved or (ii) a party to a judicial or administrative proceeding in the past ten years that resulted in, or where the relief sought is, a judgment, decree or final order finding such person in violation of, or enjoining future violations or prohibiting activities related to, the Securities and Exchange Law (Law No. 25 of 1948, as amended), the Commercial Code (Law No. 48 of 1899, as amended), the Corporate Law (Law No. 86 of 2005), the Act Concerning Prohibition of Private Monopolization and Maintenance of Fair Trade (Law No. 54 of 1947, as amended) or environmental laws, or laws of any jurisdiction that are counterparts of the foregoing, or of any other litigation which would reasonably be likely to be material to a decision by the Company's shareholders, and shall disclose the terms of any such judgment, decree or order. Describe the nature of any material pending

litigation or other legal proceedings in or outside Japan in which any Disclosing Person is currently involved.

2. Interest in Securities

Disclose all securities of the Company held by the Disclosing Persons, all transactions involving securities of the Company by any Disclosing Person in the last 180 days (including nature of transaction, price, where and how the transaction occurred, and, if known, the other party to the transaction), and all agreements, arrangements and understandings of any Disclosing Person with any other person, whether or not in writing and whether or not legally enforceable, relating to any securities of the Company.

3. Terms of the Proposal

Provide the terms of the Tender Offer or other proposal made or proposed to be made by the Disclosing Persons, including the method of the acquisition, the total number and class of securities sought, the amount and nature of the consideration to be offered, the contemplated expiration date, whether the Tender Offer may be extended, any withdrawal or amendment rights to be provided, the conditions to the Tender Offer or other transaction, any provisions regarding the pro rata acceptance of securities if the Tender Offer is to be for less than all shares, whether a two-tiered structure is contemplated, if so, the terms of such two-tiered structure, and the tax consequences of the Tender Offer or other transaction.

4. Purpose of the Transaction; Plans for the Company

State the purpose of, and provide a description of, the transaction, any plans, proposals or negotiations that the Bidder contemplates to conduct or execute after or concurrently with the acquisition and would result in any of the following transactions: a share transfer, transfer of business, merger, demerger, stock-for-stock exchange or stock-for-stock transfer, a sale or transfer of material assets (including intellectual property rights), a reorganization or liquidation or any other extraordinary transaction or action, any change in present dividend rate or policy, indebtedness or capitalization, any change in the present management of the Company, any material change in the Company's corporate structure, business, relations with employees (including hiring, transferring or dismissing of employees), the Company's business plans (including plans for business operations of the Company's steel plants and factories), or relations with the Company's business partners, customers, affiliates, local communities or any other interested parties, the acquisition or disposition of securities of the Company, any delisting of the Common Stock from any stock exchange, or any changes in the Company's constituent documents.

5. Source of Funds

State the specific sources and total amount of funds to be used in the Tender Offer or other acquisition of the Shares, Etc. of the Company, including the material terms and conditions of any financing (including, without limitation, the identity of parties, term, collateral, and stated and effective interest rates) and any plans to repay such financing.

6. Arrangements with the Company

Describe any present or proposed material agreement, arrangement or understanding between the Disclosing Persons and the Company or any of its management or affiliates.

7. Regulatory Approvals

Describe in detail any applicable regulatory requirements which must be complied under laws or regulations of Japan or any other jurisdiction or approvals which must be obtained from Japanese or foreign regulatory entities under antitrust laws or any other laws or regulations or from any third parties. Provide in detail any information regarding compliance with the applicable regulatory requirements or regarding the likelihood of approval.

Tab B

March 29, 2006
Nippon Steel Corporation
Sumitomo Metal Industries, Ltd.
Kobe Steel, Ltd.

Progress in Tie-Up Measures by Nippon Steel, Sumitomo Metals and Kobe Steel, and Agreement on Further Enhancement of Cooperation

Nippon Steel Corporation (principal place of business: Chiyoda-ku, Tokyo, President: MIMURA Akio) ("Nippon Steel"), Sumitomo Metal Industries, Ltd. (principal place of business: Chuo-ku, Osaka, President: TOMONO Hiroshi) ("Sumitomo Metals") and Kobe Steel, Ltd. (principal place of business: Chuo-ku, Kobe; President: INUBUSHI Yasuo) ("Kobe Steel") have been steadily implementing tie-up cooperative measures, and since the announcement of March 2005 on enhancement of cooperation, have also been conducting joint studies, in addition to studies carried out individually by each company, for measures needed to effectively respond to changes in the capital market. In order to continuously enjoy benefits from further enhancement of cooperation, the three companies have signed a Memorandum of Understanding ("MOU"), which ensures the process for the three companies to cooperatively study the impacts on the strategic alliance and countermeasures in the event that an unsolicited offer is made to one of the three companies. The MOU also stipulates, among other things, that studies should continue on measures to prepare for potential unsolicited offers.

Since March 2005, in addition to measures taken in the past, the three companies have been steadily implementing cooperative measures and studies as follows:

a. Since April 2005, Nippon Steel and Kobe Steel have been supplying hot-rolled steel coils to Sumitomo Metals respectively, and Kobe Steel has been supplying hot-rolled titanium sheet for Sumitomo Metals.
b. With respect to joint use of iron- and steelmaking facilities of Sumitomo Metals, Sumitomo Metals has already started supplying steel slabs to Nippon Steel. Similar supply to Kobe Steel is expected to start in the near future. Gradual expansion in quantity and scope of such transaction is intended, including in the area of high-grade steel that is steadily increasing in demand.
(In June 2005, Nippon Steel and Kobe Steel made 10% (¥3,400 million) and 2% (¥700 million) capital contributions in East Asia United Steel Corporation, respectively.)

The above cooperative relationship in steel production greatly contributes to each company building an efficient production structure.

In addition, the three companies have agreed to the following matters and are proceeding with the discussion and implementation of specific measures:

c. Activities for mutual licensing of technologies aimed to strengthen cost

competitiveness and to improve technology of each of the companies in the field of ironmaking, within the framework of joint studies and mutual licensing of technologies mostly related to upstream processes.

d. Specific activities to cut procurement costs of materials at each of the companies.

Furthermore, Nippon Steel and Sumitomo Metals are jointly pressing on with the following activities:

e. As part of the cooperation in the field of environment and recycling, Nippon Steel will pre-treat waste plastics and Sumitomo Metals will burn them in its coke ovens. (The activities are to be implemented in the first half of 2006FY.)
f. Joint scheme for system back-up in case of disaster.
g. Integration of cast rolls businesses by the two companies' subsidiaries.
h. Studies on integration of structural steel sheet businesses and road and civil engineering materials businesses by the two companies' subsidiaries.

At the same time, Nippon Steel and Kobe Steel are jointly pressing on with the following activities:

i. Mutual cooperation in the fields of environment and recycling.
j. Supply of mold pig iron from Kobe Steel to Nippon Steel in response to Nippon Steel's plan on relining of blast furnaces.

For greater smoothness and efficiency in studying and carrying out these tie-up cooperative measures, the three companies have purchased the shares of each other. As a result, Nippon Steel now owns 240,826,000 ordinary shares (5.01%) of Sumitomo Metals; Sumitomo Metals owns 123,512,000 ordinary shares (1.81%) of Nippon Steel; Nippon Steel owns 63,975,000 ordinary shares (2.05%) of Kobe Steel; Kobe Steel owns 28,017,000 ordinary shares (0.41%) of Nippon Steel; Sumitomo Metals owns 63,975,000 ordinary shares (2.05%) of Kobe Steel; and Kobe Steel owns 82,184,000 ordinary shares (1.71%) of Sumitomo Metals.

Considering that the smooth and steady enhancement of the tripartite and bipartite tie-up cooperative measures are very important in maintaining and augmenting the corporate value of each of the three companies, and also in view of the changing environment surrounding M&A activities, if one of the three companies receives an unsolicited proposal, material impacts are expected on the other two companies. The MOU ensures the procedure for the mutual cooperation under such a situation.

- End -

For more information, please contact:

Nippon Steel:	Public Relations Center, General Administration Div. +81-3-3275-5021, 5022
Sumitomo Metals:	Public Relations Group, Public Relations & IR Dept. +81-3-4416-6115
Kobe Steel:	Publicity Group, Secretariat & Publicity Dept. +81-3-5739-6010

March 29, 2006
Nippon Steel Corporation
TOYO KOHAN CO.,LTD.

Cooperation between Nippon Steel and TOYO KOHAN

Today, Nippon Steel Corporation (principal place of business: Chiyoda-ku, Tokyo, President: Akio Mimura) and TOYO KOHAN CO.,LTD. (principal place of business: Chiyoda-ku, Tokyo, President: Atsuo Tanaka) have agreed to form a tie-up for enhancing their respective competitive strengths. A "Joint Study Committee" (provisional name) will soon be established by both companies to conduct studies on specific measures.

Anticipating future changes in steel demand and growing international competition, this collaboration aims to provide both Nippon Steel and TOYO KOHAN with benefits through implementation of specific collaboration measures.

Below are areas for collaboration that the two companies have agreed to study. Other areas could be added if future discussions determine that addition would be advantageous to both companies.

(1) Mutual cooperation for cost reduction in the distribution of products and the procurement of raw materials
(2) Reduction of production and distribution costs through the effective utilization of each other's production facilities (consignment production)
(3) Joint research and development of steel sheet for can-making
(4) Mutual cooperation in overseas business

Through the study and implementation of cooperative measures in the above areas, both companies intend to build cooperative relationships that strengthen their respective competitive edge.

In order to carry out cooperative measures with greater smoothness and efficiency, it has been agreed that Nippon Steel will purchase shares of stock in TOYO KOHAN up to the limit of ¥600 million in value, while TOYO KOHAN will purchase Nippon Steel shares which are approximately the same in value.

For more information, please contact:
- Nippon Steel Corporation:
  Public Relations Center, General Administration Div. +81-3-3275-5021
- TOYO KOHAN CO.,LTD.:
  General Affairs Dept. +81-3-5211-6200

Corporate Profile

Nippon Steel Corporation (Securities Code: 5401)

Head Office:	**6-3, Otemachi 2-chome, Chiyoda-ku, Tokyo**
Representative:	**Representative Director and President: Akio Mimura**
Establishment:	**March 1970**
Capital:	**¥419.5 billion (as of March 31, 2005)**
Sales:	**¥2,147.9 billion (FY2004)**
Employees:	**15,081 (as of March 2005)**

TOYO KOHAN CO.,LTD. (Securities Code: 5453)

Head Office:	**2-12, Yonbancho, Chiyoda-ku, Tokyo**
Representative:	**Representative Director and President: Atsuo Tanaka**
Establishment:	**April 1934**
Capital:	**¥5.04 billion (as of March 31, 2005)**
Sales:	**¥112 billion (FY2004)**
Employees:	**1,260 (as of March 2005)**